

Entity Profile Information

Viewed on September 28, 2022

NFA ID 0187177 CITIBANK N A

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0230824	
	NFA MEMBER APPROVED	05/07/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0230824	
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
COMMODITY POOL OPERATOR WITHDRAWN	11/30/1988
NFA MEMBER WITHDRAWN	11/30/1988
COMMODITY POOL OPERATOR REGISTERED	09/12/1986
NFA MEMBER APPROVED	09/12/1986
NFA MEMBER PENDING	08/15/1986
COMMODITY POOL OPERATOR PENDING	01/08/1986

Outstanding Requirements

Annual Due Date: 6/1/2023

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2023

Disciplined Employee Summary



Business Information

Name	CITIBANK N A
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	135266470

Business Address

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone Number	212-816-6000
Fax Number	716-803-8983
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided
	US FEDERALLY CHARTERED BANK
	F



Other Names

Viewed on September 28, 2022

NFA ID 0187177 CITIBANK N A

CITIBANK, N A -NAME CHANGE

DBA   NOT IN USE

COMMINGLED ASSETSHIFT

DBA   NOT IN USE

COMMINGLED BONDSHIFT

DBA   NOT IN USE

COMMINGLED ENHANCED CASH

DBA   NOT IN USE

COMMINGLED ENHANCED INDEX 500

DBA   NOT IN USE

COMMINGLED EQUITY SWEEP

DBA   NOT IN USE

COMMINGLED FIXED INCOME SWEEP

DBA   NOT IN USE

COMMINGLED STOCKSHIFT

DBA   NOT IN USE

COMMNINGLED INDEX 500

DBA   NOT IN USE

FIDUCIARY FUTURES MANAGEMENT DEPT OF

DBA   NOT IN USE

SHORT TERM INVESTMENT FUND

DBA   NOT IN USE



Location of Business Records

Street Address 1	388 GREENWICH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES



Principal Information

Individual Information

NFA ID	0549400
Name	BOUCHER, CHERYL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-18-2022

NFA ID	0454870
Name	CALLAN, ROSS JAMES
TItle(s)	CHIEF OPERATING OFFICER CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-04-2019

NFA ID	0547546
Name	CHATTERJEE, BISWARUP
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-16-2022

NFA ID	0535623
Name	DAILEY, GRACE ELAINE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-07-2021

NFA ID	0469342
Name	DESOER, BARBARA JEAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	12-05-2013
NFA ID	0380240
Name	FERNANDEZ DE YBARRA, FRANCISCO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-25-2013
NFA ID	0535627
Name	FRASER, JANE NIND
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-11-2021
NFA ID	0548064
Name	FROIO, ANTHONY
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	05-16-2022
NFA ID	0538012
Name	GARG, SUNIL
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-17-2021
NFA ID	0301812
Name	HENNES, DUNCAN P
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2014
NFA ID	0508916
Name	IRELAND, SUSAN LESLIE
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2017

NFA ID	0550092
Name	KHANDELWAL, VISHAL SURESH
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-06-2022

NFA ID	0518829
Name	KURSMAN, SCOTT CHARLES
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-18-2019

NFA ID	0522954
Name	MORTON, ANDREW JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2019

NFA ID	0496707
Name	PINNIGER, ROBERT KEITH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-02-2016

NFA ID	0461775
Name	TAYLOR, DIANA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-21-2020

NFA ID	0488977
Name	TROMBETTA, SANTO

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-22-2020

NFA ID	0465452
Name	TURLEY, JAMES STANTON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2013

Holding Company Information

NFA ID	0455446
Full Name	CITICORP LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-26-2012

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	02-27-2014



Branch Office

Viewed on September 28, 2022

NFA ID 0187177 CITIBANK N A

Not provided



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
No Information Available	



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0187177

CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show 100 entries Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
C	18454	09/15/2022	DUBAI MISDEMEANOURS COURT 5238/2022	PENDING	8/2022		
C	14167	01/13/2022	NATIONAL COURT OF CRIMINAL PROCEEDINGS IN ECONOMIC MATTERS 831/2014(7283)	FINAL	6/2014	09/09/2014	

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0187177	🔍

CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (26 DMPs)

Show [100 ▼] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14166	01/28/2015	2011-15 MASSACHUSETTS ATTORNEY GENERAL CHAPTER 93A LITIGATION				
	14165	12/22/2014	2012 HAWAII CREDIT CARD MATTER				
	14163	12/10/2014	FCA FX NOTICE				
	14164	12/10/2014	OCC FX ORDERS				
	14158	08/05/2013	2011 MORTGAGE LOAN SERVICING MATTER (UPDATED)				
	14168	08/05/2013	2013 INDONESIA MINISTRY OF FINANCE TAX MATTER				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14140	12/18/2012	1992 CANCELED SECURITIES CERTIFICATES MATTER				
	14139	12/18/2012	2001 SEC UNREGISTERED INDIAN SECURITIES MATTER				
	14138	12/18/2012	2003 OCC STRUCTURED FINANCE MATTER				
	14137	12/18/2012	2008 SINGAPORE TREASURY BILL MATTER				
	14136	12/18/2012	2008 TAIWAN DATA SECURITY MATTER				
	14135	12/18/2012	2009 SINGAPORE MAS 757 MATTERS				
	14134	12/18/2012	2010 SINGAPORE DISCLOSURE VIOLATION				
	14132	12/18/2012	2010 SINGAPORE MAS 610 MATTER				
	14133	12/18/2012	2010 SINGAPORE SGS BOND AUCTION VIOLATION				
	14131	12/18/2012	2011 INDONESIA DEBT COLLECTION MATTER				
	14143	12/18/2012	2011 MORTGAGE LOAN SERVICING MATTER				
	14159	12/18/2012	2011 SINGAPORE BOND BIDDING MATTER				
	14149	12/18/2012	2011 SINGAPORE REGISTRATION MATTER				
	14160	12/18/2012	2011 SINGAPORE SETTLEMENT VIOLATION				
	14144	12/18/2012	2012 FCA QUI TAM ACTION				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14148	12/18/2012	2012 HAWAII CREDIT CARD MATTER				
	14161	12/18/2012	2012 MORTGAGE LOAN MATTER				
	14145	12/18/2012	2012 OCC AML MATTER				
	14147	12/18/2012	2012 SINGAPORE CONFIRMATION MATTER				
	14146	12/18/2012	2012 VIETNAM MATTER				

Archived Regulatory Disclosure Matter Summary (1 DMP)



Disciplinary Information - Financial Disclosures

Viewed on September 28, 2022

NFA ID 0187177 CITIBANK N A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0187177	🔍

CITIBANK N A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Financial Disclosure Matter Summary (14 DMPs)

Show [100 ▾] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14171	08/05/2013	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044 (UPDATED)				
	14169	08/05/2013	LEHMAN BROTHERS INC. V. CITIBANK, N.A., ET AL., NO. 11-01681 (UPDATED)				
	14170	08/05/2013	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044 (UPDATED)				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14142	12/18/2012	ADELPHIA COMMC'NS CORP., ET AL. V. BANK OF AMERICA N.A., ET AL., 03-04942				
	14157	12/18/2012	ENRON CORP. ET AL. V. CITIGROUP INC. ET AL. NO. 03-09266				
	14152	12/18/2012	ENRON CORP. ET AL. V. CITIGROUP INC. ET AL., NO. 03-93611				
	14151	12/18/2012	ENRON CORP. V. CITIBANK N.A. ET AL. NO. 03-92701				
	14156	12/18/2012	ENRON CORP. V. E-NEXT GENERATION LLC ET AL., NO. 03-93593				
	14141	12/18/2012	ENRON CORP. V. J.P. MORGAN SECURITIES INC. ET AL., NO. 03-92677				
	14162	12/18/2012	ENRON CORP. V. SPRINGFIELD ASSOC. LLC ET AL., NO. 05-01025				
	14150	12/18/2012	GLOBAL CROSSING ESTATE REPRESENTATIVE V. CITIBANK, N.A., CITIBANK INTL. PLC, ET AL., NO. 04-02113				
	14154	12/18/2012	LEHMAN BROTHERS HOLDINGS INC., ET AL. V. CITIBANK, N.A., ET AL, NO. 12-01044				
	14155	12/18/2012	LEHMAN BROTHERS INC. V. CITIBANK, N.A., ET AL., NO. 11-01681				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14153	12/18/2012	WILMINGTON TRUST CO., AS SUCCESSOR INDENTURE TRUSTEE V. JP MORGAN CHASE BANK, N.A., NO. 10-50732				

❷ Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.



Registration Contact Information

First Name	MATTHEW
Last Name	POLLACK
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-7252
Email	MATTHEW.POLLACK@CITI.COM



Enforcement/Compliance Communication Contact Information

First Name	SCOTT
Last Name	KURSMAN
Title	MANAGING DIRECTOR
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	KAREN
Last Name	PLOWE
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-6183
Fax	716-803-8983
Email	KAREN.PLOWE@CITI.COM

Accounting Contact

First Name	NICHOLE
Last Name	WHITE
Street Address 1	540 CROSSPOINT PARKWAY
City	GETZVILLE
State (United States only)	NEW YORK
Zip/Postal Code	14068
Country	UNITED STATES
Phone	716-730-6173
Email	NICHOLE.SCHWARTZKOPF@CITI.COM

Arbitration Contact

First Name	MARY
Last Name	REISERT
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	212-816-0092
Email	MARY.REISERT@CITI.COM

Compliance Contact

First Name	SCOTT
Last Name	KURSMAN
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM

Chief Compliance Officer Contact

First Name	SCOTT
Last Name	KURSMAN
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10013
Country	UNITED STATES
Phone	917-579-0364
Email	SCOTT.C.KURSMAN@CITI.COM



Online Registration System

NFA Home | BASIC | Log off user lutzj5

Return to Dashboard

Apply for Registration | **Update/Withdraw Registration Information** | **Report Center**

Search for an NFA ID | View Registration Information

Payment Request/Accounting Information | **ORS News** | **Help**

Search
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

Disciplinary Information
- Disclosure Information
- List of Disciplinary Information
  Disclosure Questions

Firm Profile
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

Internal Processing
- View Registration Information
- Outstanding Requirements
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

Registration and Membership
- Current Registration Status
- Registration History

Hardcopies
- Filing History

Branch Office Manager List

NFA ID 0187177 Enter CITIBANK N A

No information available.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy



Online Registration System

 Return to Dashboard

NFA Home | BASIC | Log off user lutzj5

Apply for Registration | **Update/Withdraw Registration Information** | **Report Center**

Search for an NFA ID | View Registration Information

Payment Request/Accounting Information | **ORS News** | **Help**

Search
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

Disciplinary Information
- Disclosure Information
- List of Disciplinary Information Disclosure Questions

Firm Profile
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

Internal Processing
- View Registration Information
- Outstanding Requirements
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

Registration and Membership
- Current Registration Status
- Registration History

Hardcopies
- Filing History

Filing History

NFA ID   0187177   CITIBANK N A

Sponsor ID   [Enter]

Filter By:
Form Message

Process Date	**Sponsor NFA ID**	**Form Message**	**User Name**
09/15/2022		FIRM CRIMINAL DMP ADDED - 18454	LUTZJ5
05/31/2022		BUSINESS LOCATIONS CHANGED	POLLACKM2
05/26/2022		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	POLLACKM2
05/26/2022		BUSINESS LOCATIONS CHANGED	POLLACKM2
01/13/2022		FIRM CRIMINAL DMP UPDATED - 14167	POLLACKM2
03/03/2021		BUSINESS LOCATIONS CHANGED	POLLACKM2
11/19/2020		BUSINESS LOCATIONS CHANGED	BASILK
05/27/2020		FIRM REGULATORY DMP ADDED - 16842	POLLACKM2
09/10/2019		BUSINESS LOCATIONS CHANGED	POLLACKM2
03/09/2016		BUSINESS LOCATIONS CHANGED	POLLACKM2
03/09/2016		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	POLLACKM2
01/28/2015		FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
12/22/2014		FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
12/10/2014		FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
12/10/2014		FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
09/09/2014		FIRM CRIMINAL MATTER INFORMATION FILED	POLLACKM2
09/09/2014		FIRM CRIMINAL SUPPLEMENTAL	POLLACKM2

		DOCUMENTATION QUESTION ANSWERED NO	
09/09/2014	FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED	POLLACKM2
08/13/2013	FIRM REGULATORY DISCLOSURE QUESTION D CHANGED	NFRGCZJ
08/05/2013	FIRM FINANCIAL MATTER INFORMATION FILED	POLLACKM2
08/05/2013	FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
08/05/2013	FIRM REGULATORY MATTER INFORMATION FILED	POLLACKM2
08/05/2013	FIRM FINANCIAL MATTER INFORMATION FILED	POLLACKM2
08/05/2013	FIRM FINANCIAL MATTER INFORMATION FILED	POLLACKM2
12/18/2012	FIRM APPLICATION FILED	POLLACKM2

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2022 National Futures Association